September 5, 2024

Matthew F. Pine
President and Chief Executive Officer
Xylem Inc.
301 Water Street SE
Washington, DC 20003

       Re: Xylem Inc.
           Definitive Proxy Statement on Schedule 14A
           Filed April 2, 2024
           File No. 001-35229
Dear Matthew F. Pine:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Disclosure Review
Program